

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

<u>Via Facsimile</u>
Rami Tabet
President and Chief Executive Officer
Wishbone Pet Products Inc.
38th Street, New Sehaile
Beirut, Lebanon

> **Re:**   **Wishbone Pet Products Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 4, 2013**
> **File No. 333-183839**

Dear Mr. Tabet:

We have reviewed your response to our letter dated December 19, 2012 and have the following additional comments.

<u>Prospectus Cover Page, page 2</u>

1. With a review toward revised disclosure, please explain which OTC Markets quotation board you intend your common shares to be quoted on after the commencement of this offering.

<u>Certain Relationships and Related Transactions, page 26</u>

2. We note that Mr. Tabet loaned you $17,000 after the fiscal period ended October 31, 2012. Please file as an exhibit to the registration statement the terms of such loan.

<u>Report of Independent Registered Public Accounting Firm</u>

3. Please provide an accountant's report for the audited financial statements presented in accordance with Article 2 of Regulation S-X.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel